FBL Financial Group, Inc.

5400 University Avenue

West Des Moines, Iowa 50266

March 7, 2012

VIA EDGAR

Peggy Kim, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	FBL Financial Group, Inc.
Schedule TO-I
Filed February 28, 2012
File No. 5-50132

Dear Ms. Kim:

In response to your request in the letter dated March 6, 2012 relating to the above-referenced filing on Schedule TO, FBL Financial Group, Inc. (the “Company”) hereby acknowledges the following:

1.              The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

2.              Comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.              The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FBL FINANCIAL GROUP, INC.

By:	/s/ James P. Brannen
	Name:	James P. Brannen
	Title:	Chief Financial Officer and Chief
Administrative Officer

cc:	David A. McNeill (FBL Financial Group, Inc.)
Todd E. Freed (Skadden, Arps, Slate, Meagher & Flom LLP)
Richard J. Grossman (Skadden, Arps, Slate, Meagher & Flom LLP)